UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 19, 2016 atmel corporation

(Exact name of registrant as specified in its charter)

Delaware	0-19032	77-0051991
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1600 Technology Drive

San Jose, CA 95110

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (408) 441-0311

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01              Entry into a Material Definitive Agreement.

The Merger

On January 19, 2016, Atmel Corporation, a Delaware corporation (“Atmel”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Microchip Technology Incorporated, a Delaware corporation (“Microchip”), and Hero Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Microchip (“Merger Sub”). The execution by Atmel of the Merger Agreement followed a determination by Atmel’s board of directors that the proposal from Microchip reflected in the Merger Agreement constituted a Company Superior Proposal, as defined in the previously announced Agreement and Plan of Merger dated as of September 19, 2015 (as amended, the “Dialog Merger Agreement”) with Dialog Semiconductor plc, and the termination by Atmel, on January 19, 2016, of the Dialog Merger Agreement in accordance with its terms.

Under the terms of the Merger Agreement, the acquisition of Atmel will be accomplished through a merger of Merger Sub with and into Atmel (the “Merger”), with Atmel being the surviving corporation (the “Surviving Corporation”).

At the effective time of the Merger (the “Effective Time”), each share of Atmel’s common stock issued and outstanding immediately prior to the Merger (other than dissenting shares and shares held by Microchip, Merger Sub, Atmel or any of their respective subsidiaries) will be converted into the right to receive (1) $7.00 in cash and (2) a fraction of a share of Microchip common stock having a value of $1.15, based on a ten-day average of the closing price of Microchip’s common stock measured as of the day before the closing of the Merger (with cash being substituted for Microchip common stock to the extent that the aggregate number of shares of Microchip stock issued in exchange for Atmel stock would exceed 13 million shares) (the “Merger Consideration”). The Merger Consideration is expected to be fully taxable to the stockholders of Atmel for U.S. federal income tax purposes.

Treatment of Compensatory Equity Awards

Pursuant to the terms of the Merger Agreement, at the Effective Time, each outstanding option to acquire shares of Atmel common stock will, contingent upon the occurrence of the Effective Time, accelerate and become vested in full and, to the extent not exercised prior to the Effective Time, will be automatically “net exercised” immediately prior to the Effective Time, with the exercise price and applicable withholding taxes paid by withholding shares of Atmel common stock otherwise issuable to the option holder upon the exercise of the option, and the net number of shares resulting from the “net exercise” will be converted into the right to receive the Merger Consideration. Each outstanding restricted stock unit, deferred stock unit, performance-based restricted stock unit or similar right (each such unit or right, an “Atmel Unit”) that is vested but not yet issued, will be converted into the right to receive the Merger Consideration. In addition, each Atmel Unit that is unvested and held by an employee or other service provider of Atmel who will continue to be employed by or provide services to, Microchip or the Surviving Corporation will be converted into equivalent awards in respect of shares of Microchip common stock using a customary exchange ratio. For the performance-based Atmel Units granted with a performance period that ended December 31, 2015 (the “2015 PRSUs”), Atmel’s board of directors previously determined that 57.0% of the target awards should vest contingent upon, and immediately prior to, the occurrence of the Effective Time, with the remaining 2015 PRSUs being converted into time-based awards that vest through November 15, 2017. In addition, in connection with the Merger, Atmel’s board of directors previously determined that the Atmel Units granted in August 2015, for which performance criteria had not been established prior to the date of the Merger Agreement, will be converted, contingent upon the occurrence of the Effective Time, into time-based awards vesting through November 15, 2018.

If Microchip determines that the assumption and conversion of an Atmel Unit would violate, in respect of the holder thereof, the applicable laws of a non-U.S. jurisdiction, Microchip may treat such Atmel Unit in a different manner so long as the holder of such Atmel Unit receives the full value of the Merger Consideration (less applicable withholdings) in cash not later than the vesting date originally applicable to such Atmel Unit.

Closing Conditions; Closing Date

Each of Microchip’s and Atmel’s respective obligation to consummate the Merger is subject to a number of conditions specified in the Merger Agreement, including the following: (1) adoption of the Merger Agreement by Atmel’s stockholders, (2) effectiveness under the Securities Act of 1933 of the Registration Statement on Form S-4 to be filed with the U.S. Securities and Exchange Commission (the “SEC”) by Microchip in connection with the Microchip common stock issuable to Atmel stockholders in the Merger; (3) approval for listing on The NASDAQ Stock Market of the Microchip common stock issuable to Atmel stockholders in the Merger; (4) expiration or termination of the

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waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and receipt of antitrust clearances in Germany and South Korea (the “Antitrust Condition”); (5) absence of laws, orders, judgments and injunctions that enjoin or otherwise prohibit consummation of the Merger and any proceedings instituted by a governmental entity with competent jurisdiction seeking any of the foregoing; (6) subject to certain materiality related standards contained in the Merger Agreement, the accuracy of the respective representations and warranties made by Atmel and Microchip and material compliance with the respective covenants of Atmel and Microchip in the Merger Agreement and (7) the absence of a material adverse effect with respect to the other party. The consummation of the Merger is not subject to a financing condition.

The Merger is to close no later than the second business day after all the conditions to the parties’ obligations to consummate the Merger are satisfied (other than those conditions that by their nature are to be satisfied at closing), or on any other date to which Atmel and Microchip may mutually agree, except that if the closing of the Merger would occur within the last 15 days of a calendar quarter, then Microchip in its sole discretion may, subject to further conditions set forth in the Merger Agreement related to the “deemed satisfaction” of specified closing conditions, elect to defer the closing to the first business day of the immediately succeeding quarter.

Representations and Warranties; Covenants

The Merger Agreement contains customary representations, warranties and covenants by the parties.

Atmel has agreed not to (1) solicit any offers or proposals for alternative acquisition transactions, (2) engage in discussions or participate in negotiations regarding, or provide any nonpublic information regarding Atmel to any person that has made, a proposal that is or would reasonably be expected to lead to an alternative acquisition proposal, (3) enter into an agreement relating to an alternative acquisition transaction, or (4) approve or recommend, or submit to its stockholders, any alternative acquisition transaction. Notwithstanding the foregoing, if Atmel’s board of directors determines that a proposal not resulting from a breach of Atmel’s non-solicitation covenants under the Merger Agreement constitutes, or would reasonably be expected to result in, a “Company Superior Proposal” (as defined in the Merger Agreement) and the failure to participate in negotiations with, or furnish information to, the person making the proposal would reasonably be expected to be inconsistent with the directors’ fiduciary duties, Atmel will be entitled to furnish the person making such proposal with non-public information and negotiate with such person.

Atmel must call and hold a stockholders’ meeting and Atmel’s board of directors must recommend adoption by Atmel’s stockholders of the Merger Agreement. Atmel’s board of directors is permitted to change its recommendation in response to a “Company Intervening Event” (as defined in the Merger Agreement) or if Atmel’s board of directors determines that a competing proposal constitutes a Company Superior Proposal.

The Merger Agreement contains customary covenants restricting the operation of Atmel’s business between signing and closing, including the authorization or payment of any dividends by Atmel to its stockholders.

Subject to the terms and conditions of the Merger Agreement, each of the parties must use its reasonable best efforts to satisfy the conditions to the Merger.

Termination and Termination Fees

The Merger Agreement contains several termination rights, including, among others, (1) the right of either Microchip or Atmel to terminate the Merger Agreement if Atmel’s stockholders fail to adopt the Merger Agreement, (2) the right of Microchip to terminate the Merger Agreement if Atmel’s board of directors changes its recommendation, (3) the right of Atmel to terminate the Merger Agreement to accept a Company Superior Proposal, (4) the right of either Microchip or Atmel to terminate the Merger Agreement if the Merger has not occurred by July 17, 2016 or such later date, if any, as Microchip and Atmel agree (as such date may be extended, the “Outside Date”), except that if, as of July 17, 2016, the only conditions to the closing of the Merger that have not been satisfied are the Antitrust Condition or the absence of (a) any antitrust laws or any orders, judgments or injunctions enjoin or otherwise prohibit consummation of the Merger on the basis of antitrust laws (“Antitrust Prohibitions”) and (b) the institution by a governmental entity of proceedings seeking any Antitrust Prohibitions, then the Outside Date shall be automatically extended to October 15, 2016, (5) the right of Microchip to terminate the Merger Agreement if Atmel party has willfully or intentionally violated its non-solicitation covenants in any material respect, and (6) the right of either party to terminate the Merger Agreement due to an uncured breach by the other party of any of its representations, warranties or covenants that causes the related closing condition to not be satisfied, subject to certain conditions (a “Breach Termination”).

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Microchip must pay to Atmel a termination fee of $250.0 million if the Merger Agreement is terminated by Atmel or Microchip because either (1) the Merger was not consummated by the Outside Date and the only closing conditions that were not satisfied at the time of termination were the Antitrust Condition, the absence of any Antitrust Prohibitions and the absence of any proceedings instituted by a governmental entity seeking any Antitrust Prohibitions, or (2) the Merger is enjoined, prohibited or otherwise restrained on the basis of antitrust laws.

Atmel must pay to Microchip a termination fee of $137.3 million if the Merger Agreement is terminated (1) by Atmel or Microchip because the Merger was not consummated by the Outside Date or Atmel’s stockholders voted on and did not approve the adoption of the Merger Agreement, or by Microchip pursuant to a Breach Termination, and (A) a competing proposal was publicly announced and not withdrawn prior to the termination of the Merger Agreement and (B) within 12 months of the termination of the Merger Agreement, Atmel consummates a competing proposal or enters into a definitive agreement for a competing proposal and such competing proposal is consummated (whether or not during the 12-month period), (2) by Atmel, in order for Atmel to concurrently enter into an alternative acquisition agreement for a Company Superior Proposal, (3) by Microchip, as a result of Atmel’s board of directors changing its recommendation that Atmel’s stockholders adopt the Merger Agreement, or (4) by Microchip, if Atmel willfully or intentionally breaches in any material respect any of its non-solicitation covenants under the Merger Agreement.

If Atmel or Microchip terminates the Merger Agreement because Atmel’s stockholders voted on and did not approve the adoption of the Merger Agreement, Atmel must reimburse Microchip for up to $20.0 million its expenses incurred in connection with the Merger. Any expense reimbursement amount that Atmel pays would offset any other termination fee payable by Atmel to Microchip.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and incorporated herein by reference. A copy of the Merger Agreement has been included to provide Atmel’s stockholders with information regarding its terms and is not intended to provide any factual information about Atmel or Microchip. The representations and warranties of Atmel contained in the Merger Agreement have been made solely for the benefit of Microchip and Merger Sub. In addition, such representations and warranties (1) have been made only for purposes of the Merger Agreement, (2) have been qualified by certain disclosures made to Microchip and Merger Sub not reflected in the text of the Merger Agreement, (3) may be subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, (4) were made only as of the date of the Merger Agreement or other specific dates and (5) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as facts. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger and not to provide investors with any other factual information regarding Atmel or its business. Investors should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of Atmel or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Atmel’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Atmel that is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q, Forms 8-K, proxy statements and other reports and documents that Atmel files with the SEC.

Item 1.02	Termination of a Material Definitive Agreement.

On January 19, 2016, Atmel notified Dialog that, pursuant to the terms of the Dialog Merger Agreement, Atmel terminated the Dialog Merger Agreement in order to enter into the Merger Agreement.

In connection with the termination by Atmel of the Dialog Merger Agreement, Atmel paid Dialog a termination fee of $137.3 million in cash as required by the terms of the Dialog Merger Agreement.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On January 19, 2016, Steven Laub, Atmel’s President and Chief Executive Officer and a member of Atmel’s board of directors, delivered written notice, consistent with and subject to, the letter agreement dated August 24, 2015 (the “Letter Agreement”) between Atmel and Mr. Laub that the termination of his employment would be effective at the close of business on April 18, 2016 (at which time Mr. Laub’s resignation as a director would also take effect).

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The Letter Agreement sets forth the terms of Mr. Laub’s severance arrangements. There were no new compensatory arrangements or modifications to existing compensatory arrangements made in connection with the written notice delivered to Atmel by Mr. Laub as contemplated by the Letter Agreement.

The information set forth in Item 1.01 under the heading “Treatment of Compensatory Equity Awards” is incorporated herein by reference.

Item 8.01 Other Events.

On January 19, 2016, Atmel and Microchip issued a joint press release relating to the entry into the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

On January 19, 2016, Steven Laub, the President and Chief Executive Officer of Atmel, sent a communication to employees of Atmel concerning the announcement of the Merger. A copy of the communication is attached hereto as Exhibit 99.2.

On January 19, 2016, Atmel and Microchip sent joint communications to customers and suppliers of Atmel concerning the announcement of the Merger. A copy of each communication is attached hereto as Exhibit 99.3 and Exhibit 99.4.

Additional Information

This communication may be deemed to be solicitation material in respect of the proposed merger involving Microchip and Atmel. In connection with the proposed merger, Microchip will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”) containing a prospectus with respect to the Microchip common stock to be issued in the proposed merger and a proxy statement of Atmel in connection with the proposed merger (the “Proxy Statement/Prospectus”). Each of Microchip and Atmel intends to file other documents with the SEC regarding the proposed merger. The definitive Proxy Statement/Prospectus will be mailed to stockholders of Atmel and will contain important information about the proposed merger and related matters. The final Proxy Statement/Prospectus will describe the terms and conditions of the way in which the proposed merger will be implemented, including details of how to vote on the adoption of the proposed merger agreement. Any response to the proposed merger should be made only on the basis of the information in the Proxy Statement/Prospectus.

Securityholders of Atmel may obtain, free of charge, copies of the Proxy Statement/Prospectus and Registration Statement, and any other documents filed by Atmel and Microchip with the SEC in connection with the proposed merger at the SEC’s website at www.sec.gov. Securityholders of Atmel may obtain, free of charge, copies of the Proxy Statement/Prospectus and any other documents filed by Atmel with the SEC in connection with the proposed merger in the “Investors” section of Atmel’s website at www.atmel.com.

BEFORE MAKING AN INVESTMENT OR VOTING DECISION, WE URGE SECURITYHOLDERS OF ATMEL TO READ CAREFULLY THE PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT MICROCHIP OR ATMEL WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that Atmel or Microchip may file with the SEC in connection with the proposed merger.

Participants in the Solicitation

Atmel, Microchip and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Atmel’s stockholders in connection with the adoption of the merger agreement in connection with the proposed merger and may have direct or indirect interests in the proposed merger. Information about Microchip’s directors and executive officers is set forth in Microchip’s Proxy Statement on Schedule 14A for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on July 10, 2015, and its Annual Report on Form 10-K for the fiscal year ended March 31, 2015, which was filed with the SEC on May 27, 2015 and amended on June

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8, 2015. These documents are available free of charge at the SEC’s website at www.sec.gov and from Microchip’s website at www.microchip.com/investorshome.aspx. Information about Atmel’s directors and executive officers and their respective interests in Atmel by security holdings or otherwise is set forth in Atmel’s Proxy Statement on Schedule 14A for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 3, 2015. These documents are available free of charge at the SEC’s website at www.sec.gov and from the “Investors” section of Atmel’s website at www.atmel.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the Proxy Statement/Prospectus and the Registration Statement that Microchip will file with the SEC.

Cautionary Statements Related to Forward-Looking Statements

This Current Report on Form 8-K and the documents filed as exhibits hereto contain, or may contain, “forward-looking statements” in relation to Atmel and Microchip, as well as other future events and their potential effects on Atmel, Microchip and the combined company that are subject to risks and uncertainties. Generally, the words “will,” “may,” “should,” “continue,” “believes,” “targets,” “plans,” “expects,” “estimates,” “aims,” “intends,” “anticipates” or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to (1) the occurrence of the completion of the proposed Merger and (2) the termination of Mr. Laub’s employment and service as a director.

These forward-looking statements are based upon the current beliefs and expectations of the management of Atmel and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Atmel’s ability to control or estimate precisely. Those factors include (1) the outcome of any legal proceedings that could be instituted against Atmel or its directors related to the discussions with Microchip, the merger agreements with Dialog or Microchip or any unsolicited proposal; (2) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement with Microchip; (3) the ability to obtain governmental and regulatory approvals of the proposed merger between Atmel and Microchip; (4) the possibility that the proposed merger between Atmel and Microchip does not close when expected or at all, or that the parties, in order to achieve governmental and regulatory approvals, may be required to modify aspects of the proposed merger or to accept conditions that could adversely affect the combined company or the expected benefits of the proposed merger; (5) the possibility that other competing offers or acquisition proposals will be made; (6) the ability to realize the expected synergies or savings from the proposed merger in the amounts or in the timeframe anticipated; (7) the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the proposed merger; (8) the ability to integrate Atmel’s businesses into that of Microchip in a timely and cost-efficient manner; (9) the combined company’s ability to develop and market products containing the respective technologies of Atmel and Microchip in a timely and cost-effective manner; (10) the combined company’s ability to protect intellectual property rights; (11) litigation (including intellectual property litigation in which the combined company may be involved or in which customers of the combined company may be involved, especially in the mobile device sector), and the possible unfavorable results of legal proceedings; (12) dependence on key personnel; (13) the inability to realize the anticipated benefits of acquisitions and restructuring activities, including in connection with the proposed merger, or other initiatives in a timely manner or at all; (14) the development of the markets for Atmel’s and Microchip’s products; (15) risks related to Microchip’s ability to successfully implement its acquisitions strategy; (16) uncertainty as to the future profitability of businesses acquired by Microchip, and delays in the realization of, or the failure to realize, any accretion from any other acquisition transactions by Microchip; (17) the inherent uncertainty associated with financial projections; (18) disruptions in the availability of raw materials; (19) compliance with U.S. and international laws and regulations by the combined company and its distributors; (20) the market price and volatility of Microchip common stock (if the merger is completed); (21) the cyclical nature of the semiconductor industry; (22) an economic downturn in the semiconductor and telecommunications markets; (23) consolidation occurring within the semiconductor industry; (24) general global macroeconomic and geo-political conditions; (25) financial market conditions; (26) business interruptions, natural disasters or terrorist acts; and (27) other risks and uncertainties, including those detailed from time to time in Microchip’s and Atmel’s periodic reports and other filings with the SEC or other regulatory authorities, including Atmel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 (whether under the caption Risk Factors or Forward Looking Statements or elsewhere) and Microchip’s Annual Report on Form 10-K for the fiscal year ended March 31, 2015, which was filed with the SEC on May 27, 2015 and amended on June 8, 2015 and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 (whether under the caption Risk Factors or Forward Looking Statements or elsewhere).

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Neither Atmel nor Microchip can give any assurance that such forward-looking statements will prove to be correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither Atmel nor Microchip nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

2.1*	Agreement and Plan of Merger, dated as of January 19, 2016, by and among Atmel, Microchip and Merger Sub.

99.1	Press Release, dated January 19, 2016.

99.2	Employee Communication, dated January 19, 2016.

99.3	Customer Communication, dated January 19, 2016.

99.4	Supplier Communication, dated January 19, 2016.

______________

* Atmel Corporation has omitted schedules and other similar attachments to such agreement pursuant to Item 601(b) of Regulation S-K. Atmel Corporation will furnish a copy of such omitted document to the SEC upon request.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 19, 2016	ATMEL CORPORATION

	By:	/s/ Scott Wornow
Scott Wornow
Senior Vice President and Chief Legal Officer

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Exhibit Index

Exhibit Number	Description

2.1*	Agreement and Plan of Merger, dated as of January 19, 2016, by and among Atmel, Microchip and Merger Sub.

99.1	Press Release, dated January 19, 2016.

99.2	Employee Communication, dated January 19, 2016.

99.3	Customer Communication, dated January 19, 2016.

99.4	Supplier Communication, dated January 19, 2016.

______________

* Atmel Corporation has omitted schedules and other similar attachments to such agreement pursuant to Item 601(b) of Regulation S-K. Atmel Corporation will furnish a copy of such omitted document to the SEC upon request.